EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 14, 2018 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX:MAG) (NYSE American:MAG) (“MAG” or the “Company”) reports that at its annual general and special meeting (the “AGSM”) held on June 14, 2018, MAG’s Shareholders approved by majority: to elect all eight directors standing for re-election; to re-appoint Deloitte LLP as the Company’s auditor; and to approve amendments to the Advance Notice Policy.

Detailed results of the votes held by ballot at the AGSM are set out below.

Nominee	Total Votes Cast	Total Votes Cast For	Votes Withheld	% For	% Withheld
Peter D. Barnes	54,117,008	54,079,147	37,861	99.93	0.07
Richard P. Clark	54,117,008	51,828,804	2,288,204	95.77	4.23
Richard M. Colterjohn	54,117,008	53,817,479	299,529	99.45	0.55
Jill D. Leversage	54,117,008	54,088,532	28,476	99.95	0.05
Daniel T. MacInnis	54,117,008	54,089,184	27,824	99.95	0.05
George N. Paspalas	54,117,008	54,087,560	29,448	99.95	0.05
Jonathan A. Rubenstein	54,117,008	53,991,698	125,310	99.77	0.23
Derek C. White	54,117,008	54,061,138	55,870	99.90	0.10

	Total Votes Cast	Total Votes Cast For	Total Votes Cast Against	% For	% Against
Advance Notice Policy	63,863,201	63,576,811	286,390	99.55	0.45

George Paspalas, President and CEO of MAG, extends his thanks to the Shareholders of the Company for their continued support.

About MAG Silver Corp. (www.magsilver.com)
MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp. We are presently developing the underground infrastructure on the property, with the operational expertise of our joint venture partner, Fresnillo plc, to support a 4,000 tonnes per day mining operation. As well, we have an expanded exploration program in place investigating other highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.
“George Paspalas”
President & CEO

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov